

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

Mail Stop 3628

November 15, 2007

Via Facsimile and U.S. Mail

Hui Ping Cheng
President
Sunnyside Acres Mobile Estates
P.O. Box 031-088
Shennan Zhong Road
Shenzhen City, China 518031

> **Re:** **Sunnyside Acres Mobile Estates**
> **Schedule 14F-1**
> **Filed November 8, 2007**
> **File No. 005-83338**

Dear Ms. Cheng:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Schedule 14F-1

General

1. Revise to include the correct street address for the SEC: 100 F Street, N.E., Washington, D.C. 20549.

Directors and Executive Officers, page 5

2. Please revise to include information substantially equivalent to that required by Item 407(a), (b), (c)(1), (c)(2), (d)(1), (e)(2), (e)(3) and (f) of Regulation S-B.

Compliance with Section 16(a) of the Exchange Act, page 7

3. We note that in the last sentence you state: "…except as provided below, the Company believes that all filing requirements…have been complied with." Please revise to clarify whether all filing requirements have been complied with; otherwise, revise to identify any untimely reports. Refer to Item 405 of Regulation S-B.

Closing Comment

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information. If you do not agree with a comment, please tell us why in your response.

Please direct any questions to me at (202) 551-3411 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Attorney-Adviser
Office of Mergers & Acquisitions